Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

January 22, 2014
VIA EDGAR
Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mailstop 4631
Washington, D.C. 20549

Re:	Oaktree Capital Group, LLC
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013 and Amended April 8, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 7, 2013
File No. 001-35500
Dear Ms. Hayes:
Oaktree Capital Group, LLC (the “Company,” “Oaktree,” “we” or “our”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 31, 2013, regarding our Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and our Form 10-Q for the quarterly period ended September 30, 2013. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below.
Form 10-K for the Fiscal Year Ended December 31, 2012 Item 1. Business, page 6
General

1.	Please revise your future filings to include a diagram that depicts your current organization structure.

In response to the Staff’s comment, we will include in our future filings a diagram that depicts a summary of our current organization structure.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61
Critical Accounting Policies, page 100
Equity-Based Compensation, page 105

2.
We note that you apply a discount to Class A unit market price for lack of marketability to determine the fair value of OCGH units at the grant date. Please revise your future filings to disclose more detail into how you estimate the discount. For example:

•	disclose whether you use a qualitative assessment or quantitative model (or some blend of both);

•	discuss the other types of publicly traded companies you used in your review (e.g. the number of companies reviewed, whether those companies are within similar peer groups, etc.);

•	discuss (and quantify) your estimated time to liquidity; and

•
where your estimates have changed between reporting periods (e.g. the change in discount from 30% to 25% in the first quarter of 2012), discuss the factors that impacted the change and quantify the impact of such changes.

In response to the Staff’s comment, we intend to include in the equity-based compensation note to our consolidated financial statements in our future annual filings more detail about how we estimate the discount for lack of marketability in determining the fair value of OCGH units at the grant date. We anticipate that such disclosure would be similar to the following, which is shown marked against the corresponding portions of “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” on page 105 of our 2012 Form 10-K and our equity-based compensation footnote on page 145 of our 2012 Form 10-K, respectively.

“Equity-based compensation expense is calculated based on the fair value of a unit at the time of grant, adjusted annually or more frequently, as necessary, for actual forfeitures to reflect expense only for those units that ultimately vest. We utilize a contemporaneous valuation report which~~, among other factors,~~ incorporates both market comparables for restricted stock liquidity discounts and multi-period put-based quantitative methods in determining fair value of OCGH units. Before our initial public offering, fair value was typically determined using the latest available closing price of our Class A units on the GSTrUE OTC market, discounted for a lack of marketability. Subsequent to our initial public offering, fair value is determined using the closing price of our Class A units on the NYSE, discounted for a lack of marketability where applicable. Equity-based awards that do not require future service (i.e., awards vested at grant) are expensed immediately. Equity-based employee awards that require future service are recognized on a straight-line basis over the requisite service period.”

“The Company utilizes a contemporaneous valuation report in determining fair value at the date of grant for awards of OCGH units. Each valuation report is based on the market price of Oaktree’s Class A units, which were traded on the Goldman, Sachs & Co. for Tradable Unregistered Equity Securities (the “GSTrUE OTC market”) prior to listing on the NYSE. A discount is then applied to the Class A unit market price to reflect the lack of marketability for the OCGH units. The determination of an appropriate discount for lack of marketability is based ~~primarily~~ on a review of discounts on the sale of restricted shares of publicly traded companies and multi-period put-based quantitative methods. Factors that influence the size of the discount for lack of marketability include: the estimated time it would take for an OCGH unitholder to exchange ~~shares~~ units into Class A units; the volatility of the Company's business; thin trading of the Class A units; and, prior to the initial public offering in April 2012, restrictive trading of the Class A units. Each of these factors is subject to significant judgment. The estimated time to liquidity assumption has increased from approximately three years in the first quarter of 2010 to approximately five years in the third quarter of 2012. The estimated time to liquidity is influenced primarily by the need for (a) the general partner of OCGH to elect in its discretion to declare an open period during which an OCGH unitholder may exchange its unrestricted vested OCGH units for, at the option of the Company’s board of directors, Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing and (b) the approval of the Company’s board of directors to exchange such OCGH units into any of the foregoing. Board approval is based primarily on the objective of maintaining an orderly market for Oaktree’s units, but may take into account any other factors that the board may deem appropriate in its sole discretion. Volatility is estimated from historical and implied volatilities of guideline public alternative asset management companies. Three guideline companies were used from the first quarter of 2010 to the second quarter of 2012. Three additional guideline companies, and the Company, each recently public, were included in the volatility calculations in the third quarter of 2012 and thereafter. The discount ~~rate~~ percentage was 30% for units granted in the three-year period ended December 31, 2012, except for those units granted in the first quarter of 2012, for which the discount was 25%. The decline in the discount percentage in the first quarter of 2012 was primarily attributable to declining volatility. The subsequent increase in the discount percentage in the third quarter of 2012 was primarily due to an increase in the estimated time to liquidity. The calculation of compensation expense assumes a forfeiture rate of up to 1.5% annually, based on expected employee turnover. Compensation expense is revised annually or more frequently, as necessary, to adjust for actual forfeitures and reflect expense only for those units that ultimately vest. In each period presented, forfeitures were not materially different from the assumed rate.”
Notes to the Consolidated Financial Statements, page 116
Note 2. Summary of Significant Accounting Policies, page 117
Consolidation, page 117

3.
We note that you consolidate substantially all of your investment funds, which you have deemed control through the voting interest (VOE) model. Please explain to us why Power Fund II (as discussed throughout MD&A) is not consolidated under the VOE model and revise your disclosure in future filings to provide clarification.

We advise the Staff that we do not consolidate Power Fund II (as defined in the 2012 Form 10-K) because Oaktree does not control such fund through a majority voting interest or otherwise. Power Fund II has two general partners—one is an entity controlled by Oaktree, and the other is an entity controlled by G3W Ventures LLC (formerly, GFI Energy Ventures LLC), a third-party investment manager (“G3W”). Pursuant to the terms of the limited partnership agreement for Power Fund II, all decisions for Power Fund II concerning the management of the activities and affairs of the fund are made by a four-person investment committee (the “General Partner Investment Committee”) consisting of two persons designated by Oaktree and two persons designated by G3W. All decisions of the General Partner Investment Committee require the affirmative vote of at least three of its four members.

In our future annual filings, we intend to include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure similar to the following to clarify the reasons why Power Fund II is not consolidated.

“We do not consolidate Power Fund II because Oaktree does not control such fund through a majority voting interest or otherwise. Power Fund II has two general partners—one is an entity controlled by Oaktree and the other is an entity controlled by G3W Ventures LLC (formerly, GFI Energy Ventures LLC), a third-party investment manager. The general partners have equal voting rights, consequently, neither general partner is deemed to individually control the fund.”
Note 4. Fair Value Measurement, page 131
Fair value of financial instruments held by consolidated funds, page 132

4.
We note that your investment disclosures on pages 128 and 129 (Note 3. Investments, at Fair Value) are presented by geography and industry. Please revise your future filings to apply the same level of detail (e.g., by industry) to your tabular disclosure of significant Level III inputs on page 134, such that the valuation input ranges and weighted averages are also provided by industry.

In response to the Staff’s comment, we intend to include in our tabular disclosure of significant Level III inputs in our future annual and quarterly filings information regarding valuation techniques and significant unobservable input ranges and weighted averages at a more detailed level for the significant industries disclosed in the summary of the consolidated funds’ investments held and securities sold short.

Using December 31, 2012 as a point of reference, if we were to disaggregate the consolidated funds’ investments and securities sold short by industry and investment type for every industry presented, we believe the length and complexity of the disclosure would increase without providing materially more useful information for our unitholders. Consequently, we intend to initially consider significant industries to be those that individually exceed 10% of fair value within the credit-oriented or equity investment asset classes. We expect that the fair value of significant industries disclosed in the Level III input table will represent at least 70% of total fair value within the credit-oriented and equity asset classes. We intend to continue to disclose separately significant inputs for Level III real estate-oriented investments and real estate loan portfolios, which we believe are already presented at a meaningful level of detail. Remaining industries would be aggregated into a category called “other,” and we intend to provide footnote disclosure regarding the main industries comprising the “other” category. We believe that this level of disaggregation based on significant industries will provide our unitholders with an appropriate amount of information to assess our views about Level III fair value inputs.

5.
We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of Level III investments on page 134. Given the range of assumptions, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, or provide a qualitative discussion around the distribution within the range.

In response to the Staff’s comment, we intend to include in our tabular disclosure of significant unobservable inputs used in the fair value measurement of Level III investments in our future annual and quarterly filings a weighted average of the significant unobservable inputs reported.

6.
We note that the fair values of certain Level III investment are determined using broker quotes for the subject security and/or similar securities. We also note your disclosures related to the valuation process for fair value measurements categorized within Level III, disclosed on page 119. Please enhance your disclosure in future filings to address the following:

•	Discuss the average number of broker quotes received and whether such quotes are binding or non-binding.

•	Describe the process you undertake to validate the broker quotes received.

•	Confirm the broker(s) quotes you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820.

•	Discuss how frequently you adjust the pricing of any particular security you receive from the broker(s).

In response to the Staff’s comment, we note the following.

•
We generally obtain two quotes for each security; one quote directly from a broker making a market for the asset and one price from a pricing vendor. Consideration is given to the nature of the quotes and the level of market activity. Typically, for Level III investments the markets are inactive and quotations are non-binding.

•
We evaluate the prices obtained from brokers or pricing vendors based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. We also perform back-testing of valuation information obtained from brokers and pricing vendors against actual prices received in transactions. In addition to on-going monitoring and back-testing, we perform due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process.

•
As described above, we have appropriate controls in place to assess third-party fair value information, including procedures to gain an understanding of the basis for, and source of, information received from brokers and pricing services. Based on these procedures, we believe the quotations provided by brokers or pricing vendors have been developed in accordance with ASC 820.

•	We do not adjust quotes obtained from brokers or pricing services; there were no such adjustments as of December 31, 2012 or September 30, 2013.

In the fair value note to our consolidated financial statements and condensed consolidated financial statements in our future annual and quarterly filings, respectively, we intend to include additional disclosure regarding the average number of quotes received and whether such quotes are binding or non-binding, a description of our process to validate quoted prices received and the sources of quoted prices and the nature and frequency of any adjustments to quoted prices. We anticipate that such disclosure would be similar to the following.

“Certain Level III assets are valued using prices obtained from brokers or pricing vendors. The Company obtains an average of one to two broker quotes. The Company seeks to obtain at least one quote directly from a broker making a market for the asset and one price from a pricing vendor for the subject or similar securities. These investments are classified as Level III because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities, or may require adjustment for investment-specific factors or restrictions. Generally, the Company does not adjust any of the prices received from these sources, and all prices are reviewed by the Company. The Company evaluates the prices obtained from brokers or pricing vendors based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Company also performs back-testing of valuation information obtained from brokers and pricing vendors against actual prices received in transactions. In addition to on-going monitoring and back-testing, the Company performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process.”

7.
We note from your disclosure in note (5) to the summary of valuation techniques and quantitative information for your Level III instruments (on page 135) that certain investments are valued based on recent transactions adjusted based on consideration of any changes in significant unobservable inputs. Please revise your disclosure to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustment to make.

We advise the Staff that, as of December 31, 2012 and September 30, 2013, there were no adjustments made to recent transaction data used to value our investments. In our future annual and quarterly filings, where adjustments are made to recent transaction data used to value our investments, we intend to expand our disclosure to include a discussion of the nature of any adjustments made and the factors and information we considered in determining those adjustments to address the Staff’s comment. In periods where no such adjustments are made, we will include a statement in the applicable annual and quarterly filings to that effect.
Note 12. Commitments and Contingencies, page 151
Incentive Income, page 151

8.
We note your disclosure of accrued compensation expense on page 110 (Consolidated Statements of Financial Condition) and your disclosure on page 121 (under incentive income obligation expense) that you have an obligation to pay a fixed percentage of the incentive income earned from a particular fund to specified investment professionals responsible for the management of the fund. Although we understand that you follow Method 1 for incentive income (i.e. revenue recognition), it is not clear to us why you should not be accruing incentive income compensation expense for a portion of the amount that is probable and estimable at the respective balance sheet dates. Provide us with your accounting analysis supporting your conclusion that you were not required to accrue compensation pursuant to ASC 450.

We respectfully submit to the Staff that we follow ASC 450 with respect to incentive income compensation expense. Each quarter end, we accrue the portion of incentive income compensation expense that is probable and reasonably estimable, consistent with ASC 450. As of December 31, 2012 and September 30, 2013, the accrued compensation expense line item of our Consolidated Statements of Financial Condition and Condensed Consolidated Statements of Financial Condition included accrued incentive income compensation expense of $32,778,000 and $8,633,000, respectively.

In response to the Staff’s comment, we intend to modify the description of our incentive income compensation expense policy in the summary of significant accounting policies note to our consolidated financial statements in our future annual filings to clarify our application of the provisions of ASC 450. We anticipate that such disclosure would be similar to the following.
“Incentive income compensation expense
The Company has an obligation to pay a fixed percentage of the incentive income earned from a particular fund, including income from consolidated funds that is eliminated in consolidation, to specified investment professionals responsible for the management of the fund. Amounts payable pursuant to these arrangements are recorded as compensation expense when they become probable and reasonably estimable. The Company’s determination of the point at which it becomes probable and reasonably estimable that incentive income compensation expense should be recorded is based on its assessment of numerous factors, particularly those related to the profitability, realizations, distribution status, investment profile and commitments or contingencies of the individual funds that may give rise to incentive income. Incentive income compensation is expensed no later than the period in which the underlying income is recognized. Payment of incentive income compensation generally occurs in the same period the related income is received or in the next period. Participation in incentive income generated by our funds is subject to forfeiture upon departure and to vesting provisions (generally over a period of five years), in each case under certain circumstances set forth in the applicable governing documents. These provisions are generally only applicable to incentive income compensation that has not yet been recognized as an expense by the Company or paid to the participant.”
Item 11. Executive Compensation, page 167
Components of Other Compensation, page 169

9.
We note your disclosure that “Messrs. Marks and Karsh set the percentages of profit sharing, incentive income and management fee income for [y]our NEOs.” In future filings, please disclose these percentage amounts on an individual basis, as well as the following information, to clarify how these compensation elements are determined:

•	Please disclose the adjusted GAAP net income figure used to derive Messrs. Frank and Kirchheimer’s profit sharing compensation for the fiscal year in question.

•	Please disclose the carried interest formula for Mr. Karsh that is referenced in the penultimate paragraph on page 170.

•
We refer to your disclosure on page 171. Please explain the reasons underlying your decision to transition away from “formulaic arrangements” with respect to asset-based management fee compensation. In this regard, we note your statement that the fixed amount paid to Mr. Ford “is materially less than the amount [you] anticipate [you] would have paid...for future years if the former arrangement had remained in effect.”

(a) For the reasons articulated in pages 6 and 7 of the letter of Simpson Thacher & Bartlett LLP to the Staff, dated October 3, 2011, regarding our Registration Statement on Form S-1 (File No. 333-174993), we respectfully submit that we do not believe it is appropriate to disclose the specific percentage amounts for each element of other compensation on an individual basis for each of our named executive officers because disclosure of such percentages on an element-by-element, fund-by-fund basis for each named executive officer would be neither meaningful nor helpful to an investor trying to understand our compensation practices and policies.

We submit that, applying the principles-based approach articulated in the Staff’s adopting release to the Executive Compensation and Related Person Disclosure Rules to our specific compensation practices, the relevant disclosure for investors is the breakdown by each element of the aggregate dollar compensation the named executive officers receive under other compensation as a result of their right to receive percentage interests of profit sharing, carried interest or incentive income and asset-based management fees. As a result, our disclosure details how we determine the amount of other compensation to be awarded to each named executive officer and how we determine the applicable percentage amount for each named executive officer for each element of other compensation. Please see the narrative disclosure on pages 169 to 172 of the 2012 Form 10-K and the tabular disclosure in the “All Other Compensation Supplemental Table” on page 174 of the 2012 Form 10-K. We respectfully note that other alternative asset managers have adopted similar disclosure formats to address the unique compensation practices of the alternative asset management industry.

Although we acknowledge that the examples set forth in Item 402(b)(2) of Regulation S-K would seem to indicate by analogy that disclosure of specific percentage amounts would be required, we respectfully refer to the Adopting Release to the Executive Compensation and Related Person Disclosure Rules, Release Nos. 33-8732A; 34-54302A (71 FR 53158, Sept. 8, 2006), which states: “A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required.” We further note the Staff’s guidance in the adopting release referenced above, which states: “As with all disclosure in the Compensation Discussion and Analysis, a company must evaluate the specific facts and circumstances of its grants of options and equity-based instruments and provide such disclosure if it supplies material information about the company’s compensation objectives and policies for named executive officers.”

We believe that, after evaluating the specific facts and circumstances of our compensation to executive officers, we have presented the information that would be material to investors, which information is described in the second paragraph of this response and which follows the precedent set by other reporting companies in the alternative asset management industry. We further believe that the disclosure of individual fund-by-fund profit interests and incentive interests would result in the accumulation of unnecessary detail that would not promote an investor’s understanding of our executive officer compensation. Moreover, we believe that the risk of investor confusion is further increased by the fact that financial statements for individual funds are not included, nor are they required to be included, in our Annual Report on Form 10-K. Consequently, investors would neither be able to apply or derive the individual percentages of individual funds to calculate the dollar amount earned in the applicable year.

With respect to Messrs. Karsh’s, Frank’s, Kaplan’s, Kramer’s and Ford’s right to receive percentage interests of the incentive income generated by Oaktree’s funds, the carry pools for each named executive officer consist of a large number of different funds, ranging from six to more than twenty different funds depending on the particular named executive officer. The percentages granted to each named executive officer are set early in a fund’s existence, at a point in time when Oaktree does not know how large the fund will become, how it will perform or when (if ever) the fund will yield payments to the carry pools (which under the terms of the relevant fund generally only occurs after the fund has returned all capital contributions to its investors, plus an 8% preferred return). In addition, Mr. Kramer receives a percentage of the management fee paid by nine separate funds. The percentages granted to Mr. Kramer were generally set before the fund began soliciting investors, at a time when Oaktree did not know how large the fund would be or what the fund’s management fee rate (which is subject to negotiation with investors) would be.

Accordingly, we respectfully submit that disclosure of the percentages of incentive income or management fee sharing on a fund-by-fund basis is not meaningful to an investor trying to understand our compensation practices and policies. Likewise, disclosure of the specific profit participation payments for Messrs. Frank and Kirchheimer could obfuscate our disclosure by suggesting to investors that the individual percentages are a current, meaningful number. We submit that highlighting the individual percentages will undermine a principles-based disclosure since the percentages themselves will overshadow the amounts actually paid, which is already disclosed in the Summary Compensation Table and Other Compensation Table. Moreover, a recitation of myriad percentages set years before could only serve to make the disclosure more opaque and more difficult for an investor to follow.

(b) In response to the Staff’s comment, we intend to disclose in our future annual filings the adjusted GAAP net income figure used to derive Messrs. Frank’s and Kirchheimer’s profit sharing compensation for the fiscal year in question. We anticipate that such disclosure would be similar to the following, which is shown marked against the corresponding portion of “Executive Compensation” on page 170 of our 2012 Form 10-K.

“Each of Messrs. Frank and Kirchheimer is entitled to receive a quarterly profit sharing payment based on the annual GAAP net income of the Oaktree Operating Group with adjustments (a) eliminating the compensation expense relating to equity granted on or before the 2007 Private Offering, (b) representing a 50% reduction to the compensation expense relating to all other equity grants and (c) for certain other minor items. For 2012, such adjusted GAAP net income amount was $709.0 million.”

(c) In response to the Staff’s comment, we will disclose in future annual filings the carried interest formula for Mr. Karsh that is referenced in the penultimate paragraph on page 170 of the 2012 Form 10-K. We anticipate that such disclosure would be similar to the following.

“Mr. Karsh’s percentage interest in the incentive income of each distressed debt fund is equal to the interest he was awarded in the incentive income of the fund, reduced by an amount equal to his indirect pro rata interest in the aggregate amount of such incentive income as a result of his limited partnership interest in OCGH.”

(d) As the Staff notes, we disclose in the 2012 Form 10-K our decision to transition away from “formulaic arrangements” with respect to asset-based management fee compensation in favor of a program of fixed payments, the amount of which are determined annually. We have transitioned away from formulaic compensation arrangements based on a fund’s assets under management because we believe that we can better tailor incentives, and thus align the interests of our investment professionals with our clients and, by extension, our unitholders, by setting compensation on a periodic basis. Under a formulaic compensation arrangement, factors outside an individual’s control, such as the environment in which a fund is raised, could result in an increase or decrease in an individual’s compensation. In addition, such arrangements reduce our ability to adjust compensation for other factors, such as fund performance or team management. In contrast, by transitioning to fixed payment arrangements, we now have the ability to periodically adjust the compensation of our investment professionals to account for each individual’s contribution to our various investment strategies and funds, the fund’s investment performance and the individual’s contributions to Oaktree’s business as a whole. As a result, we are in a better position to control our compensation expenses and to tailor our compensation packages to changing facts and circumstances, which we believe allows us to better align incentives between our investment professionals and our clients and unitholders.

In our future annual filings, we intend to include additional disclosure explaining the reasons underlying our decision to transition away from formulaic arrangements. We anticipate that such disclosure would be similar to the following.

“Starting in 2012, we began moving away from these formulaic arrangements in favor of a program of fixed payments, the amount of which are determined annually. We have transitioned away from formulaic compensation arrangements based on a fund’s assets under management because we believe that we can better tailor incentives, and thus align the interests of our investment professionals with our clients and, by extension, our unitholders, by setting compensation on a periodic basis. Under a formulaic compensation arrangement, factors outside an individual’s control, such as the environment in which a fund is raised, could result in an increase or decrease in an individual’s compensation. In addition, such arrangements reduce our ability to adjust compensation for other factors, such as fund performance or team management. In contrast, by transitioning to fixed payment arrangements, we now have the ability to periodically adjust the compensation of our investment professionals to account for each individual’s contribution to our various investment strategies and funds, the fund’s investment performance and the individual’s contributions to Oaktree’s business as a whole. As a result, we are in a better position to control our compensation expenses and to tailor our compensation packages to changing facts and circumstances, which we believe allows us to better align incentives between our investment professionals and our clients and unitholders.”

Form 10-Q for the Quarterly Period Ended September 30, 2013
Item 1. Financial Statements, page 1
Notes to the Condensed Consolidated Financial Statements, page 8
Note 5. Hedges And Other Derivative Financial Instruments, page 21

10.
We note your disclosure that although you generally present derivative instruments on a gross basis, certain derivative instruments are subject to enforceable master netting arrangements which allow for the derivative instruments to be offset. Please revise your future filings to disclose the terms of the master netting arrangements and describe the types of rights of setoff and similar agreements, including the nature of those rights. Refer to ASC 210-20-55-14.

In response to the Staff’s comment, we intend to include in our description of derivative offsetting arrangements in our future annual and quarterly filings additional disclosure regarding the terms of the master netting arrangements and types of rights of setoff and similar agreements, including the nature of those rights. We anticipate that such disclosure would be similar to the following.

“In connection with its derivative activities, the Company generally enters into agreements subject to enforceable master netting arrangements that allow the Company to offset derivative assets and liabilities in the same currency by specific derivative type or, in the event of default by the counterparty, to offset derivative assets and liabilities with the same counterparty.”

11.
For gross amounts not offset in statements of financial condition, clarify whether these amounts include those that meet the guidance in either ASC 210-20-45 or ASC 815-10-45 to qualify for offsetting but management elects not to offset.

In response to the Staff’s comment, we intend to include in our description of derivative offsetting arrangements in our future annual and quarterly filings additional disclosure clarifying whether gross amounts not offset in statements of financial condition meet the guidance in either ASC 210-20-45 or ASC 815-10-45 to qualify for offsetting but management elects not to offset. We anticipate that such disclosure would be similar to the following.

“The ‘gross amounts not offset in statements of financial condition’ column relates to derivative instruments that are eligible to be offset in accordance with applicable accounting guidance, but for which management has elected not to offset in the condensed consolidated statements of financial condition.”

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *
Please do not hesitate to call me at (213) 830-6333 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ David M. Kirchheimer

David M. Kirchheimer
Chief Financial Officer

cc:	Securities and Exchange Commission
Hugh West
Sasha Pechenik